

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 20, 2010

By U.S. Mail and Facsimile (215) 564-8120

Jay S. Sidhu
Chairman, Chief Executive Officer and Director
Customers 1st Bancorp, Inc.
New Century Bank
99 Bridge Street
Phoenixville, Pennsylvania 19460

Re: Customers 1st Bancorp, Inc.
Registration Statement on Form S-1
Filed April 22, 2009
File No. 333-166225

Dear Mr. Sidhu:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your financial statement in accordance with Rule 8-08 of Regulation S-X and provide an updated consent from your independent accountants in your next amendment.

Question and Answers, page 4

What will I receive for my Bank Shares?

2.   At the very end of the paragraph, please note the book-value of the Common Stock of the
        Bank at the most recent quarter.

What are the expected federal income tax consequences…, page 10

3.   Please revise to include a reference to tax counsel, including counsel's name, and a brief
        summary of the tax opinion.

Risk Factors, page 13

4.   We note in your introductory paragraph the statement that this section describes some,
        but not all, of the risks of purchasing shares in your company. Please revise to delete this
        language. You must disclose all risks that you believe are material at this time.
        Discussing the possibility of risks that are currently unknown or appear immaterial is
        unnecessarily confusing.

We may not realize the anticipated benefits of the reorganization, page 13

5.   Please revise the header or the risk factor discussion to make them coincide. The header
        currently seems to refer to anticipated benefits that may not be realized even after
        consummation of the reorganization. The discussion, however, refers to the risk that the
        transaction may not take place.

If we do not open new branches as planned…, page 20

6.   We note that the company anticipates opening six new branches over each of the next
        few years. In this section or in the MD&A or in the business discussion, disclose the
        average cost of opening a new branch.

Proposal 2 - Approval and Ratification of the New Century…, page 28

7.   We draw your attention to the qualification in paragraph 2. Please delete the
        qualification here and at similar qualifications in other places in your document, such as
        on the bottom of page 42 and top of page 52. While you may encourage the reader to
        also review attachments to the prospectus, the prospectus must be a complete document
        containing all material information. In this regard, we draw your attention to The Plan of
        Reorganization on page 41. Please revise the first paragraph under this subheading to
        clarify that the disclosure that follows includes all *material* terms of the plan of

reorganization. Where appropriate, for example in the first paragraph on page 52, similar changes should be made elsewhere in the prospectus.

Awards und the Management Stock Purchase Plan, page 30

8.   Please discuss here or in the MD&A the effect of these awards, including the dollar amount of cost to the company and noting when that cost will be incurred.

Private Offerings, page 40

9.   Please name the "lead investors" and the "certain investors" who have special rights.

Dissenters' Rights, page 42

10.   Please disclose what the company considers "fair value" or how the company will determine fair value. If the company considers book value "fair value," please so state.

Material U.S. Federal Income Tax Considerations, page 46

11.   We note your disclosure that closing of the transaction is conditioned upon receipt of an opinion from counsel. A tax opinion must also be filed before the registration statement can be made effective, and the prospectus/proxy can be sent. Please revise your disclosure to indicate that the opinion has been delivered.

Outstanding Options Granted to Unaffiliated Institutional Investors, page 59

12.   In paragraphs one and two, disclose as of a recent date the number of shares that the investors have the right to purchase and at what price.

Executive Compensation, page 75

13.   We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 98

14.   Please revise your Item IV of Industry Guide 3 disclosures (i.e., summary of loan loss experience and allocation of the allowance for loan losses) to separately disclose in a tabular format the amount of gross charge-offs and recoveries and your allocation of the allowance for loan losses by major loan category similar to your disclosure of non-performing loans as presented on page 101.

Asset Quality, page 101

15. We note the continued deterioration in the credit quality of your loan portfolio during the year ended December 31, 2009, which has resulted in your ratio of non-performing loans to total gross loans increasing significantly from 3.21% at December 31, 2008 to 8.32% at December 31, 2009. We also note your disclosure on page 92 that several large relationships represent a disproportionate percentage of the loan portfolio, that this chunkiness in the portfolio can be seen in the disproportionate impact that large borrowers have on the delinquent and non-accrual loan figures, and that a relatively limited number of borrowers are driving the increase in non-performing loans rather than a broad trend of delinquency across your borrowers as a whole. Given these disclosures and the significance of the non-performing and impaired loans at December 31, 2009, please revise your filing to provide the following detailed information for these large credit relationships that make up the majority of your non-performing and impaired loans:

- General information about the borrower (i.e. commercial or residential land developer, commercial business, etc.);

- The type of collateral securing the loan;

- The amount of total credit exposure outstanding;

- The amount of the allowance allocated to the credit relationship and any additional information to support the related specific allowance; and

- For those loans you determined that no specific valuation allowance was necessary, the substantive reasons to support this conclusion.

Audited Financial Statements
Notes to Audited Financial Statements
Note 2 – Summary of Significant Accounting Policies
Allowance for Loan Losses, page F-9

16. We note your disclosure on page 101 that approximately 77.2% of your non-performing loans consist of commercial real estate loans and your disclosure on page F-29 that the Bank measures impairment generally on the fair value of the loans collateral. Please revise your disclosure, either here or on page F-29, to quantify the amount of non-accrual and impaired real estate loans that are collateral dependent. In addition, if collateral dependent loans are a significant portion of your non-accrual and impaired loans please revise your disclosure to include the following related to your valuation process of the collateral:

- The approximate amount or percentage of impaired loans for which the Company relied on current third party appraisals of the collateral to assist in measuring impairment versus those for which current appraisals were not available;

- The company's policy for obtaining current appraisals, including factors you consider in determining whether an updated appraisal is necessary such as the age of the original appraisal, significance of the loan balance and the nature of the collateral;

- The typical timing surrounding the recognition of a collateral dependent lending relationship and respective loans as nonperforming, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process;

- In detail, the procedures you perform to monitor these loans between the receipt of an original appraisal and the updated appraisal;

- Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable;

- How you account for any partially charged-off loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc);

- To the extent that you do not use external appraisals to fair value the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your process and procedures for estimating the fair value of the collateral for these loans; and

- The total amount of impaired loans for which the Company determined no specific valuation allowance was necessary, including the substantive reasons to support this conclusion.

Note 8 – Allowance for Loan Losses, page F-18

17.   Please revise to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is on allowance for credit losses. Refer to ASC 310-10-50-15.

*   *   *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact Benjamin Phippen, Staff Accountant, at (202) 551-3697, or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3418 with any other questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: David F. Scranton, Esquire
        Stradley Ronon Stevens & Young, LLP
        30 Valley Stream Parkway
        Malvern, Pennsylvania 19355